RBC Capital Markets, LLC

200 Vesey Street, 8th Floor

New York, NY 10281

Stifel, Nicolaus & Company, Incorporated

237 Park Ave, 8th Floor
New York, NY 10017

June 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biotie Therapies Corp.
Registration Statement on Form F-1
File No. 333-204147

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Biotie Therapies Corp. that the effective date of the above-captioned Registration Statement be accelerated to 2:00pm on June 10, 2015, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between June 4, 2015 and the date hereof, copies of the preliminary prospectus dated June 4, 2015 were distributed as follows:

To Whom Distributed	Number of Copies
Prospective Underwriters	0
Prospective Dealers	0
Institutional Investors	993
Individual Investors	2017
Rating Agencies	0
Others	0

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated
As Representatives of the Several Underwriters

By:	RBC Capital Markets, LLC

By:	/s/ Jennifer Caruso
Name: Jennifer Caruso
Title: Managing Director

By:	Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith Lister
Name: Keith Lister
Title: Managing Director